

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

<u>Via Email</u>
Mr. Richard W. Turner
Chief Executive Officer
Conmed Healthcare Management, Inc.
7250 Parkway Drive, Suite 400
Hanover, MD 21076

   Re: Conmed Healthcare Management, Inc.
       Revised Schedule 14A
       Filed September 21, 2011
       File No. 001-34408

Dear Mr. Turner:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ James Lopez (for)

          John Reynolds
          Assistant Director